

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Sean Dollinger
Chief Executive Officer
LQR House Inc.
6800 Indian Creek Dr. Suite 1E
Miami Beach, FL 33141

> **Re: LQR House Inc.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2024**
> **File No. 333-282118**

Dear Sean Dollinger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Wofford